Exhibit 10.1

May 16, 2016

Mr. Bennett J. Morgan
Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340

Re:            Letter Agreement

Dear Bennett:

I am writing regarding your termination from Polaris Industries Inc. (“Polaris”) and your agreement to make yourself available as a consultant as you transition into retirement. This letter agreement (the “Agreement”) is written for the purpose of setting forth the terms and conditions of the consulting arrangement between you and Polaris and to confirm your termination benefits.  Polaris’ obligations under this Agreement are conditioned upon, and subject to, approval of the Compensation Committee of the Polaris Board of Directors.

1.            Termination Date.  Your employment, duties and responsibilities as President and Chief Operating Officer will terminate on May 16, 2016 (the “Termination Date”).  As of the Termination Date, you will no longer serve as a corporate officer of Polaris or any of its subsidiaries and all salary and participation in Polaris cash incentive and equity plans will terminate.  You specifically acknowledge and agree that you will not be eligible for any awards under Polaris cash incentive and equity plans for 2016.

2.            Consulting Arrangement.  Immediately following the Termination Date, you will transition to a consulting arrangement for a period of three months, which period may be extended for up to an additional three months in the discretion of Polaris (the “Consulting Period”).  During the Consulting Period, you will provide advice and counsel on matters within your experience and expertise as may be requested by the Chief Executive Officer of Polaris.

(i)            Time commitment.  You will perform services for Polaris as requested, but with the understanding that your time commitment for the performance of such services on an ongoing basis during the Consulting Period will not be more than 20% of your average level of time commitment to Polaris during the 36 month period prior to the start of the Transition Period; accordingly, you and Polaris intend for there to be a reduction in services performed sufficient to result in a “separation from service” under Section 409A of the Internal Revenue Code as of your Termination Date. You agree to keep contemporaneous, accurate and complete records of the time you devote to consulting services during the Consulting Period and to notify Polaris promptly before providing any services that would result in you working more than 20% of your average level of time commitment as described above.

Bennett Morgan
May 16, 2016

(ii)            Duties.  Upon reasonable notice and request, you will be available to consult with, advise, and assist Polaris with respect to legal and business matters about which you had knowledge or responsibility during your employment with Polaris. In addition, you will timely execute and deliver such acknowledgements, instruments, certificates, and other ministerial documents as may be necessary or appropriate to formalize and complete applicable corporate records.  Without limiting the foregoing, at Polaris’ reasonable request, you will consult with Polaris regarding business matters that you were involved with while employed by Polaris and be available, with or without subpoena, to be interviewed, review documents or things, give depositions, testify, or engage in other reasonable activities in connection with any litigation or investigation, with respect to matters that you have or may have knowledge of.  In performing your obligations under this paragraph to testify or otherwise provide information, you agree that you will truthfully and completely provide requested information.

(iii)            Fee.  During the Consulting Period, you will be paid a fee for your availability and consulting services at a monthly rate of $26,250.00.  The fee will be paid to you on the 5th day of each calendar month during the Consulting Period.

(iv)            Duration.  The Consulting Period shall initially be for a period of three months, from May 17, 2016 to August 16, 2016.  Polaris may extend the Consulting Period beyond August 16, 2016, in its discretion, by providing you with notice of the expected duration of such extension, not exceeding three additional months.

3.            Benefits on Termination.  In connection with your separation, you agree to waive any and all compensation and benefits that may be available to you under the Severance Agreement between you and Polaris dated January 16, 2008 (the “Severance Agreement”) with the exception of “early retiree” benefits under Paragraph 3(g) of the Severance Agreement.  Subject to all the terms and conditions of this Agreement and Paragraph 3(g) of the Severance Agreement, you will be eligible to receive the following benefits and perquisites made available to early retirees under the applicable Polaris policy, as set forth below:

(i)            You and your eligible dependents may participate in Polaris medical and dental plans as an early retiree, to the extent that your participation, or receipt of benefits, as an early retiree does not violate any applicable law, including any nondiscrimination requirement that may apply to the benefit under the federal tax laws, the violation of which may have an adverse tax consequence to Polaris, the benefit plan or any other participant in the benefit plan.

(ii)            You will be eligible for continued annual physicals at the Mayo Clinic in accordance with the active officer benefit.

(iii)            You will be eligible for continued use of Polaris products in accordance with the active officer product program.

(iv)            The stock option awards that have been granted to you and are outstanding as of the date of this Agreement will be forfeited on the last day of the Consulting Period to the extent they have not vested by that date.  The portion of each of your then outstanding, vested and exercisable stock options that has not been exercised as of the last day of the Consulting Period shall continue to be exercisable for 36 months as indicated in the applicable stock option agreement, but in no event after the “Expiration Date” set forth in the stock option agreement memorializing such stock option.

Bennett Morgan
May 16, 2016

(v)            All stock awards and stock unit awards, whether restricted or performance-based, that have been granted to you and are outstanding as of this Agreement will be forfeited on the last day of the Consulting Period to the extent they have not vested by that date.

Nothing in this Agreement shall limit, restrict or prohibit Polaris from amending or terminating any early retiree benefit plan, program or perquisite as may be in effect from time to time, including without limitation terminating or modifying retiree eligibility and/or benefits under any medical, dental, and/or other benefit plan or program.

4.            Return of Property.  You agree to return immediately (no later than the Termination Date) all records, programs, information and company product and property assigned, loaned or otherwise in your possession, including your company-provided laptop computer.  In addition, you agree to reimburse Polaris for expense account advances less any expenses incurred prior to the Termination Date.  This includes payment for outstanding personal account balances, and business equipment.  You may keep management units assigned to you pursuant to the officer retiree policy.  You acknowledge that this obligation is continuing and agree to promptly return to Polaris any subsequently discovered property or records as described above.

5.            Non-Disparagement; Confidential Information.  You agree not to make any disparaging or negative remarks, either orally or in writing, regarding Polaris or any affiliated divisions or corporations, as well as any past or present directors, officers, employees, or agents of Polaris or of any affiliated entities.  You also acknowledge your ongoing obligation in accordance with Polaris policies not to disclose confidential and proprietary information to any third parties.  This obligation survives the termination of your employment.  You agree not to disclose or use at any time any information, knowledge or data you received or developed during your employment with Polaris which is considered proprietary by Polaris or which relates to the trade secrets of Polaris as contained in formulas, business processes, methods, machines, manufacturing processes, compositions, inventions, discoveries or otherwise or which Polaris has received in confidence from others.  This obligation may not be changed or modified, released, discharged, abandoned or terminated, in whole or in part, except by an instrument in writing signed by an officer of Polaris.

6.            Polaris Privileges.  During your employment with Polaris, you have had access to and been involved with information and communications that may be protected by the attorney-client privilege, work product privilege or other privileges available to Polaris under applicable laws.  You acknowledge and agree that (i) Polaris has not waived any such privileges with respect to communications or information you made or learned in the course of your employment, (ii) you are not authorized to waive any privilege on behalf of Polaris, and (iii) you have a continuing obligation to protect Polaris’ privileges and keep all such information and communications confidential.

Bennett Morgan
May 16, 2016

7.            Assignment of Inventions.  You hereby assign to Polaris and/or its nominees all your right, title and interest in any patents, patent applications or copyrights based thereon without obligation on the part of Polaris to make any further compensation, royalty or payment to me.  You agree to assist Polaris and/or its nominees (without charge but at no expense to you) at any time and in every proper way to obtain and maintain for its and/or their own benefit patents for all such inventions, discoveries or improvements and copyrights for all such designs.  This assignment does not apply to any invention, discovery, improvement or design for which no equipment, supplies, facility or confidential or trade secret information of Polaris was used and which was developed entirely on your own time, and which does not (i) relate directly to Polaris’s business or to Polaris’s actual or demonstrably anticipated research or development, or (ii) result from any work performed by you for Polaris.

8.            Cooperation; Claims.  Following the Consulting Period, you agree to continue to be available from time to time at the request of Polaris to answer questions, provide information, or assist in any litigation, claims or other matters regarding business matters that you were directly and substantially involved with or about which you may have material knowledge as a result of your employment with Polaris.  Following the Consulting Period, Polaris will pay you for time you reasonably spend in connection with such assistance at the rate of $150.00 per hour.  You further agree that you will not encourage or cooperate with other individuals or parties in bringing or asserting claims against Polaris.  However, nothing in this Agreement prohibits you from reporting possible violations of federal or state law or regulation to any government agency or entity, including but not limited to the Equal Employment Opportunity Commission, Department of Justice, Securities and Exchange Commission, or any other agency, or from making other disclosures that are protected under the whistleblower provisions of law.

9.            Non-Competition.  You and Polaris agree to amend Section 6(a) of the Non-Competition and Non-Solicitation Agreement currently in effect between you and Polaris, signed and dated by you on March 12, 2012 (the “Non-Competition Agreement”), to replace the phrase “for a period of eighteen (18) months” with “for a period of sixty (60) months”.  You hereby reaffirm your agreement and commitment to all of the representations and obligations under the Non-Competition Agreement, as so amended, and you agree that the Non-Competition Agreement as amended remains in full force and effect.

10.            Taxes.  Polaris may withhold from any employment related amounts payable under this Agreement such federal, state and local income and employment taxes as it shall determine are required to be withheld pursuant to any applicable law or regulation.  Except to the extent that withholdings are made by Polaris, you will be responsible for payment of any and all taxes owed in connection with the payments and benefits hereunder, including any payment that may be required for Polaris to withhold on benefits received under this Agreement. This Agreement is intended to satisfy, or be exempt from, the requirements of Section 409A(a)(2), (3) and (4) of the Code, including current and future guidance and regulations issued with respect thereto, and this Agreement should be interpreted accordingly. Notwithstanding any other provision herein, to the extent that you are a “specified employee” as defined in Section 409A of the Code as of your separation from service date, any and all deferred compensation payments subject to Section 409A and payable on account of your separation from service that would otherwise be paid during the first six months following your separation from service date will be accumulated (without interest) and paid to you in a lump-sum together with the first payment due after the six month anniversary of your separation from service date.

Bennett Morgan
May 16, 2016

11.            Release.  The obligations and commitments of Polaris under paragraphs 2 and 3 of this Agreement are conditioned upon you (i) signing a release of claims in favor of Polaris, in the form attached to this Agreement as Exhibit A (“Release”), within 21 days following the Termination Date and (ii) not rescinding the Release within the time specified in the Release.  If you do not sign the Release, or if you rescind the Release, Polaris will have no obligations to you under paragraphs 2 or 3 of this Agreement and you will be entitled only to such benefits as may be available to you under Polaris plans and programs based upon your separation.

12.            Notices. All notices under this Agreement shall be in writing and shall be deemed given if delivered by hand or mailed by registered or certified mail, return receipt requested, to the party to receive the same at the address set forth below or such other address as may have been furnished by proper notice.

Polaris:	Polaris Industries Inc.
2100 Highway 55
Medina, Minnesota 55340
Attention: Secretary

You:	Bennett J. Morgan
xxxx xxxxxxxx
xxxxxx, xx xxxxx

13.            Governing Law. This Agreement is entered into in the State of Minnesota and shall be construed, interpreted and enforced according to the statutes, rules of law and court decisions of the State of Minnesota.

14.            Entire Agreement. This Agreement (together with the documents referenced herein) constitutes the entire understanding of the parties hereto and supersedes all prior understandings, whether written or oral, between the parties with respect to your employment and separation from employment with Polaris, including, without limitation, the Change in Control Agreements dated December 14, 2007 and November 1, 2004, the Severance Agreement (except as set forth in paragraph 3 of this Agreement), and your employment offer letter dated April 4, 2005.

Bennett Morgan
May 16, 2016

Please sign and return a copy of this Agreement indicating that you accept our offer and confirming the terms of your employment.

Very truly yours,

/s/ Scott W. Wine

Scott W. Wine
Chief Executive Officer

Accepted and Confirmed:
May 16, 2016

/s/Bennett J. Morgan
Bennett J. Morgan